UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Comdial Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
200332302
(CUSIP Number)
Bank of America Corporation 100 North Tryon Street Charlotte , NC 28255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 27, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200332302	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ö (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - Subject shares were acquired in partial satisfaction of restructured loans.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 200332302	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NB Holdings Corporation 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ö (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - Subject shares were acquired in partial satisfaction of restructured loans.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 200332302	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bank of America, N.A. 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ö (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - Subject shares were acquired in partial satisfaction of restructured loans.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered national banking association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* BK

This Amendment No. 1 (this "Amendment") is filed jointly on behalf of Bank of America Corporation, NB Holdings Corporation and Bank of America, N.A. (the "Reporting Persons"). This Amendment amends and supplements the Schedule 13D filed by the Reporting Persons on March 18, 2002 (the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

The Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of Schedule 13D are hereby amended and restated in their entirety as follows:

(a) - (b) The Reporting Persons beneficially own no shares of Common Stock by virtue of the sale of 1,000,000 shares of the Issuer's Series B Alternate Rate Cumulative Convertible Redeemable Preferred Stock (the "Series B Shares") on September 27, 2002. The shares, which were held by Bank of America, N.A. ("Bank of America"), were repurchased by the Issuer, as reported by the Issuer in a Form 8-K/A filed on October 2, 2002. The Issuer purchased the shares pursuant to an agreement to purchase Bank of America's senior secured debt position in the Issuer and the 1,000,000 Series B Shares for an aggregate payment of $6.5 million.

(c) On September 27, 2002, the Reporting Persons sold 1,000,000 shares of Series B Shares into Common Stock. Except for the transactions to which this Amendment relates, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Reporting Persons' executive officers or directors has effected any transaction in the shares of the Issuer's Common Stock or Series B Shares during the past 60 days.

(e) As of the sale of its Common Stock on September 27, 2002, the Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Isssuer's Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2003

BANK OF AMERICA CORPORATION

By:

Name: Charles F. Bowman

Title: Senior Vice President

NB HOLDINGS CORPORATION

By:

Name: Charles F. Bowman

Title: Senior Vice President

BANK OF AMERICA, N.A.

By:

Name: Charles F. Bowman

Title: Senior Vice President